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                              January 15, 2021

       Daniel Barton
       Chief Executive Officer
       Forian Inc.
       41 University Drive, Suite 400
       Newtown, Pennsylvania 18940

                                                        Re: Forian Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 31,
2020
                                                            File No. 333-250938

       Dear Mr. Barton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

       Amendment No. 1 to Form S-4 filed December 31, 2020

       Helix Forecasts, page 57

   1. It appears from the alternative Helix forecasts that Helix was contemplating a business acquisition that was
expected to have a material positive impact on its operating results.
                                                        Please clarify in your
disclosure the status of the contemplated business combination.
       Unaudited Financial Forecasts of Helix and MOR, page 57

   2. We note from page 58 that neither Helix nor MOR nor their officers, directors, managers or representatives
makes any representation or provide any assurance regarding the ultimate performance of
either Helix or MOR regarding these forecasts and you further disclose that "readers
of this proxy statement/prospectus are cautioned not to rely on these
 Daniel Barton
Forian Inc.
January 15, 2021
Page 2
      forecasts." While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers to not rely upon them. Please revise your disclosures accordingly.
Information Regarding MOR, page 120

3. Your response to prior comment 14 indicates that one customer of MOR accounted for more than ten percent of MOR's revenue for the nine months ended September 30, 2020.
      Please identify this customer and revise to disclose the percentage of MOR's revenue accounted for by this customer.
Helix Financial Statements
Revenue Recognition, page F-16

4. It remains unclear from your response to comment 24 whether or not revenues from your multiple element government agency sector and private sector contracts are material.
      Please clarify. If such revenues are material, tell us and disclose how you identify performance obligations and how you allocate the purchase price in multiple element arrangements in accordance with ASC 606.
       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel Barton
                                                           Division of
Corporation Finance
Comapany NameForian Inc.
                                                           Office of Technology
January 15, 2021 Page 2
cc:       Darrick Mix, Esq.
FirstName LastName